Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES INVESTMENT IN CARTIER RESOURCES INC.

Toronto (December 19, 2016) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has agreed to purchase 22,500,000 common shares of Cartier Resources Inc. (TSX-V: ECR) (“Cartier”) in a non-brokered private placement at a price of $0.20 per share for total consideration of $4,500,000.

On closing of the transaction, Agnico Eagle will own 22,500,000 common shares of Cartier, representing approximately 19.97% of the issued and outstanding common shares of Cartier on a non-diluted basis (after giving effect to the transaction, but otherwise assuming that the number of issued and outstanding common shares of Cartier as at the date hereof remains unchanged).  Closing of the transaction is expected to occur on or about December 22, 2016 and is subject to certain conditions.

In connection with the closing of the transaction, Agnico Eagle and Cartier will enter into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which Agnico Eagle will (i) have the right to participate in certain equity financings by Cartier in order to maintain its 19.97% interest in Cartier, and (ii) have the right (which it has no present intention to exercise) to nominate one person (and in the case of an increase in the size of the board of directors of Cartier to 10 or more directors, two persons) to the board of directors of Cartier.  Under the Investor Rights Agreement, Agnico Eagle will be subject to a two-year standstill which will prohibit Agnico Eagle from taking certain actions, including acquiring more than 19.99% of the issued and outstanding common shares of Cartier, subject to certain exceptions.

Agnico Eagle is acquiring the common shares for investment purposes.  Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional common shares or other securities of Cartier or dispose of some or all of the common shares or other securities of Cartier that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

David Wong

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone:  416-947-1212

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.  Cartier’s head office is located at 1740, chemin Sullivan, Suite 1000, Val-d’Or, Québec J9P 7H1.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at December 19, 2016.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “expected”, “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to the expected closing date of the transaction; Agnico Eagle’s ownership interest in Cartier upon closing of the transaction; Agnico Eagle’s acquisition or disposition of securities of Cartier in the future; and the terms of the Investor Rights Agreement.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.